FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Participation in a Share Purchase Program through Public

Tender Offering by T-Gaia Corporation

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 28, 2011

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      x             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITSUI & CO., LTD.
Date: February 28, 2011
	By:	/S/ JUNICHI MATSUMOTO
	Name:	Junichi Matsumoto
	Title:	Executive Vice President Chief Financial Officer

February 28, 2011

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Participation in a Share Purchase Program through Public Tender Offering by T-Gaia Corporation

Mitsui & Co., Ltd. (“Mitsui”, head office: Tokyo, President & CEO: Masami Iijima) has decided to participate in a share purchase program through public tender offering (“the Program”) implemented by T-Gaia Corporation (“T-Gaia”), starting from March 1, 2011. Mitsui’s participation will cover its holding of 90,000 shares of T-Gaia common stock (17.56% of total shares issued).

1. Reasons for Participation in the Program

Mitsui established Mitsui Electronic Telecommunication Services Co., Ltd. in 1992 by spinning off Mitsui’s information and communications equipment sales operations. Its corporate name was changed to Telepark Corporation in 2004. Through the merger with MS Communications Co., Ltd. in 2008, it was renamed as T-Gaia Corporation. Mitsui has since built a good relationship with T-Gaia as its major shareholder.

In consideration of Mitsui’s corporate strategy to optimize its business portfolio, Mitsui has decided to participate in the Program.

2. Corporate Profile of T-Gaia (as of December 31, 2010)

(1) Corporate name	T-Gaia Corporation

(2) Representative	Masaaki Kimura

(3) Location of head office	1-18, Ebisu 4-chome, Shibuya-ku, Tokyo

(4) Date of establishment	February 1992 (as Mitsui Electronic Telecommunication Services Co., Ltd.)

(5) Business activities	Sales and distribution of mobile phones, sales agency business, and sales and brokerage service for telecommunication services.

(6) Number of employees	1,093

(7) Amount of capital	¥3,098 million

(8) Shares issued	512,419 shares (as of February 28, 2011)

(9) Shares held by Mitsui	116,727 shares (22.78% of total shares issued)

3. Change in the Shareholding of Mitsui in T-Gaia by the Anticipated Share Transfer Resulting from the Program

Shares held by Mitsui before transfer	116,727 shares	(22.78% of total shares issued)

Shares anticipated to be transferred from Mitsui to T-Gaia	90,000 shares

Shares held by Mitsui after transfer	26,727 shares	(5.22% of total shares issued)

If the Program is settled through proportional distribution, the number of shares to be purchased by T-Gaia will be allocated on a pro-rata basis among participants of the Program.

Depending on the final number of shares to be transferred, it is possible that T-Gaia will cease to be Mitsui’s associated company.

4. Outline of the Program

Announcement of the Program:	March 1, 2011
The Program Starting Date:	March 1, 2011
The Program Closing Date:	April 4, 2011
Settlement Commencement Date:	April 26, 2011

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7562

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

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